AURIZON MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2013

This Management’s Discussion and Analysis (“MD&A”) is intended to explain the conditions and events that influenced the financial results reflected in, and should be read in conjunction with, the unaudited financial statements of Aurizon Mines Ltd. (“Aurizon” or the “Company”) for the quarter ended March 31, 2013 (“Q1’13”) and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are stated in Canadian dollars, unless otherwise noted, and references to US$ are to United States dollars. This MD&A has been prepared as of May 14, 2013.

COMPANY OVERVIEW

Aurizon is a Canadian-based gold producer with its flagship Casa Berardi gold mine, advanced stage Heva-Hosco gold development property and multiple exploration properties located in the mining-favourable province of Quebec. Aurizon is listed on the Toronto Stock Exchange (symbol: ARZ) and the NYSE MKT (symbol: AZK). Additional information about the Company and its properties is available on Aurizon's website at www.aurizon.com.

Q1’13 FINANCIAL HIGHLIGHTS

•          Revenue of $43.2 million from 26,200 ounces of gold sold at an average realized price of US$1,621 per ounce

•	Net loss of $2.9 million, or $0.02 per basic share, and Adjusted EBITDA of $15.8 million
•	Cash and cash equivalents balance of $188.8 million and debt-free at the period-end

•          Positive cash flow from operations of $5.8 million and self-funded capital expenditures of $19.6 million

Q1’13 OPERATING HIGHLIGHTS

•          Casa Berardi produced 24,444 ounces of gold, in-line with the Q1’13 budget, at total cash costs of US$812 per ounce

•	As planned, Q1’13 production was limited by major shutdowns to interface the deepened shaft with the existing and future underground operations. Thus, Q1’13 operating results are not necessarily reflective of quarterly averages expected for the full year of 2013
•	Previous guidance for 2013 production of 125,000-130,000 gold ounces and total cash costs of US$810 per ounce remains unchanged
•	The transition phase at Casa Berardi and lateral development out to Zones 118 and 123 is on schedule:
o	Shaft deepening project is well advanced, with excavation down to the 965 metre level at the end of Q1’13;
o	Construction of the paste backfill plant is progressing as planned with key structural work completed and mechanical equipment now installed; and
o	The wet shotcrete plant was completed and commissioned in April 2013

ARRANGEMENT AGREEMENT WITH HECLA MINING COMPANY

On March 3, 2013, Aurizon entered into an Arrangement Agreement (the “Arrangement”) with Hecla Mining Company and 0963708 B.C. Ltd. (collectively “Hecla”) whereby Hecla agreed to acquire all of the issued and outstanding common shares of Aurizon in exchange for 0.9953 common shares of Hecla Mining Company, or in exchange for $4.75 in cash, or any combination thereof per share, all subject to proration. The maximum aggregate amount of cash consideration to be paid is $513,631,193 and the maximum aggregate number of Hecla Mining Company shares that may be elected is 57,000,000. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

All unexercised and in-the-money Aurizon incentive stock options will be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon and cancelled in exchange for consideration in accordance with the Arrangement. Additionally, each DSU and RSU outstanding at the time of completion shall be cancelled in exchange for a cash payment by Aurizon equal to $4.75 per unit.

The anticipated transaction is to be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The Arrangement requires the approval of 66 2/3% of the votes cast by the affected securityholders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders; this approval was obtained at a special meeting on May 9, 2013. Assuming required regulatory approvals are obtained, completion of the transaction is expected in the second quarter of 2013.

ALAMOS OFFER

On January 14, 2013, Alamos Gold Inc. (“Alamos”) commenced an unsolicited offer (the “Offer”) to acquire all of the issued and outstanding common shares of Aurizon, other than any common shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors issued a Director’s Circular with a recommendation that shareholders reject the Offer and not tender their common shares to the offer for reasons set out therein. On March 5, 2013, Alamos announced the waiver of the minimum tender condition and extended the Offer until March 19, 2013. On March 19, 2013, Alamos announced that it would not extend the Offer and would not take up any shares tendered to the Offer.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL AND OPERATING HIGHLIGHTS
		For the 3 months ended March 31,
	Units	2013	2012
Operating Highlights (Casa Berardi Mine)
Ore milled	Tonnes	132,318	164,728
Average ore grade	Grams/tonne	6.3	7.0
Mill recovery rate	%	91.7	90.5

Gold produced	Ounces	24,444	33,488
Gold sold	Ounces	26,200	33,364

Realized gold price(1)	US$/ounce	1,621	1,692
London P.M. Fix gold price	US$/ounce	1,630	1,691

Total cash costs(1)	US$/ounce	812	681
Depreciation and amortization(1)	US$/ounce	337	234
Total production costs(1)	US$/ounce	1,149	915

Operating profit margin(1)	US$/ounce	809	1,011

Unit mining costs(1)	$/tonne	179	152

Financial Highlights (Unaudited)
Revenue	$'000	43,245	56,753
Gross profit	$'000	12,706	25,931
Net profit (loss)	$'000	(2,936)	8,263
Net profit (loss) per share (basic & diluted)	$/share	(0.02)	0.05
EBITDA(1)	$'000	7,411	22,388
Adjusted EBITDA(1)	$'000	15,771	22,388

Net cash provided by operating activities	$'000	5,770	3,424
Capital expenditures	$'000	19,597	15,235

Cash and cash equivalents	$'000	188,847	198,702
Total assets	$'000	451,116	413,878

Note:	(1) This MD&A contains non-GAAP performance measures throughout, as follows: realized gold price; total cash costs; depreciation and amortization; total production costs; unit mining costs; EBITDA; and Adjusted EBITDA. Refer to the Non-GAAP Measures section of this MD&A for definitions and a reconciliation of these measures to revenue, cost of sales and net profit as reported in the unaudited statements of comprehensive income.

SUMMARY OF Q1’13 FINANCIAL PERFORMANCE

REVENUE

In both Q1’12 and Q1’13, Aurizon derived greater than 99.5% of its total revenue from the sale of gold, with the remainder earned from the sale of silver, all produced from the Casa Berardi gold mine.

Revenue in Q1’13 totalled $43.2 million, primarily from the sale of 26,200 gold ounces at a realized gold price of US$1,621 per ounce. This compares to revenue in Q1’12 of $56.8 million, from the sale of 33,364 gold ounces at a realized gold price of US$1,692 per ounce. The $13.5 million decrease in revenue from Q1’12 to Q1’13 is comprised of the following components:

•          $12.1 million decrease from 21.5% fewer gold ounces sold, mainly as a result of fewer tonnes of ore milled at a lower average grade; and

•	$1.9 million decrease from a 4.2% reduction in the realized gold price per ounce; partially offset by

•          $0.5 million increase from a strengthening of the USD/CAD exchange rate realized on gold sales.

COST OF SALES

Cost of sales in Q1’13 totalled $30.5 million, comprised of operating costs of $21.6 million and depreciation and amortization of $8.9 million. Cost of sales in Q1’12 totalled $30.8 million, comprised of operating costs of $23.0 million and depreciation and amortization of $7.8 million. The $0.3 million, or 1.0%, decrease in Q1’13 is due to lower sales volume offset by higher unit production costs.

Operating costs, comprised of mining, milling and refining costs, decreased by $1.4 million, or 6.1%, from Q1’12 to Q1’13. Total cash costs were US$812 per gold ounce in Q1’13, compared to US$681 in Q1’12, while gold ounces sold decreased to 26,200 ounces in Q1’13 from 33,364 ounces in Q1’12. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and temporary constraints resulting from the shaft-deepening project.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Depreciation and amortization expense increased by $1.1 million, or 14.1%, from Q1’12 to Q1’13. On a per-ounce sold basis, this expense increased to US$337 in Q1’13 from US$234 in Q1’12. This increase reflects the amortization of higher-than-historical levels of capital investment at Casa Berardi from 2011 through Q1’13 and the decrease in sales volume from Q1’12 to Q1’13 which resulted in certain fixed depreciation charges being allocated to fewer ounces.

GROSS PROFIT

Gross profit was $12.7 million in Q1’13, compared to $25.9 million in Q1’12. The reduction primarily reflects revenue which was lower by $13.5 million as described above. Lower realized gold prices and higher total cash costs contributed to a lower operating profit margin of US$809 per ounce in Q1’13, as compared to US$1,011 per ounce in Q1’12.

EXPLORATION COSTS

Exploration costs totalled $1.9 million in Q1’13 compared to $6.7 million in Q1’12. Exploration activities in Q1’13 were focused mainly on the Heva-Hosco property and the Duvay-Fontana project, while in Q1’12 the focus was primarily on the Marban and Fayolle projects and continued exploration and feasibility work on the Hosco deposit.

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs increased to $11.4 million in Q1’13, from $4.9 million in Q1’12. The increase is largely explained by $5.4 million of non-recurring corporate transaction costs in Q1’13 related to the unsolicited Alamos Offer and the Arrangement Agreement with Hecla Mining Company, as well as $2.0 million of incremental share-based compensation expense resulting from accelerating the estimated vesting period of options outstanding.

INCOME AND RESOURCE TAX EXPENSE

The income and resource tax expense in Q1’13 was $1.7 million, compared to $6.6 million in Q1’12. A higher effective tax rate in Q1’13 was the result of corporate transaction costs being non-deductible for Quebec resource tax purposes and a higher provincial allocation of income taxes to Quebec.

NET PROFIT (LOSS)

The net loss in Q1’13 totalled $2.9 million, or $0.02 per basic share, compared to net profit in Q1’12 of $8.3 million, or $0.05 per basic share. The decrease to a net loss is mostly explained by the combination of lower gold production at higher production costs, non-recurring corporation transaction costs of $5.4 million, $2.0 million of incremental share-based compensation from an accelerated vesting period and a one-time mineral property impairment charge of $1.0 million, partially offset by lower exploration costs.

SUMMARY OF QUARTERLY RESULTS

(in thousands of Canadian dollars, except where noted)	2011			2012				2013
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Financial Performance (Unaudited)
Revenue	$58,960	$68,144	$85,683	$56,753	$60,852	$49,750	$56,203	$43,245
Cost of sales	29,847	29,736	38,914	30,822	36,193	32,444	32,329	30,539
Gross profit	29,113	38,408	46,769	25,931	24,659	17,306	23,874	12,706
Exploration costs	6,098	7,037	6,229	6,686	5,435	3,778	2,000	1,851
General and administrative costs	4,168	5,025	4,077	4,856	4,211	3,872	4,592	11,402
Net profit (loss)	6,604	13,071	21,810	8,263	8,552	5,539	9,453	(2,936)
Earnings (loss) per share - basic and diluted	$0.04	$0.08	$0.13	$0.05	$0.05	$0.03	$0.06	$(0.02)

Operating Performance
Gold production (Ounces)	41,417	44,457	45,995	33,488	37,820	29,913	35,627	24,444
Gold sales (Ounces)	39,900	40,257	50,787	33,364	37,345	30,134	33,147	26,200
Realized gold price (US$/ounce)	1,521	1,695	1,655	1,692	1,592	1,653	1,701	1,621
Realized US$/C$ exchange rate	0.968	0.991	1.016	1.000	1.020	0.993	0.993	1.014
Total production costs (US$/ounce)	769	745	744	915	954	1,073	977	1,149

The Company’s quarterly financial trends from Q2’11 to Q1’13 are most impacted by levels of gold production and production costs at its Casa Berardi gold mine, as well as the market price of gold.

Generally, the Q1’13 financial results were less positive than prior quarters as a result of the Casa Berardi mine being in a transition phase related to the shaft deepening, construction of the paste backfill and wet shotcrete plants, and lateral development out the 118 and 123 Zones. Additionally, the Q1’13 net loss includes $5.4 million of non-recurring expenses related to the unsolicited Alamos Offer and the Arrangement Agreement with Hecla Mining Company, $2.0 million of incremental share-based compensation from an accelerated vesting period and a one-time mineral property impairment charge of $1.0 million as a result of the Company terminating its option agreement on the Duvay property with Tres-Or Resources Ltd.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Over the previous eight quarters, revenue has fluctuated from a low of $43.2 million to a high of $85.7 million and has averaged $59.9 million per quarter. This revenue volatility is mostly a function of gold ounces sold, which has ranged from a low of 24,444 ounces to a high of 45,995 ounces and averaged 36,392 ounces per quarter. The volume of gold ounces sold is primarily a reflection of the gold production volume in each quarter as dictated by the mine plan at Casa Berardi. The realized gold price in U.S. dollars and the exchange rate to convert sales into Canadian dollars has also influenced quarterly revenue fluctuations, but to a lesser extent than gold ounces sold.

Over the previous eight quarters, net profit has fluctuated from a low of ($2.9) million to a high of $21.8 million and has averaged $8.8 million per quarter. Revenue and production costs from the Casa Berardi gold mine are the most influential factors in the quarterly variability of net profit. Casa Berardi’s total production costs, on a per ounce basis, have trended upwards over the past eight quarters, due generally to lower ore grades lower mill recovery rates, reduced efficiency from mining smaller stopes on average, amortization of increased capital investment and inflationary cost pressures.

OPERATIONS OUTLOOK FOR 2013

Aurizon is currently in a transition phase at Casa Berardi while it installs the required infrastructure to commence mining new areas east of the production shaft. These new mining areas will be the foundation of future underground production at Casa Berardi. The shaft sinking and lateral development out to the 118 and 123 Zones are in progress and the operation is expected to transition from the existing mining areas over the next 15 months. Aurizon is investing significantly in Casa Berardi in 2013 in order to continue the development of the lower levels of the West Mine and secure a strong production profile into the future. Following the transition phase, Aurizon expects that Casa Berardi will return to historical production levels.

CASA BERARDI STRATEGY FOR 2013

OPERATIONS

Operational flexibility will be constrained through the first half of 2013 during the continued shaft sinking and development to commission the 118 and 123 Zones. As a result, it is estimated that Casa Berardi will produce approximately 125,000 – 130,000 ounces of gold in 2013 at an average grade of 7.2 grams of gold per tonne. Gold production should gradually increase through the year as more stopes become available and should reach historic levels in the second half of 2013.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages. Lower throughput at lower than average ore grades is expected in the first half of 2013 which is expected to result in approximately 33% fewer ounces of gold produced in the first half of 2013 compared to the second half of the year.

Average daily ore throughput is estimated at 1,760 tonnes per day, which would be lower than the 1,896 tonnes per day achieved in 2012. Mine sequencing in 2013 will result in ore grades that are expected to be 6% higher than 2012 at approximately 7.2 grams per tonne. Zone 118 is expected to provide ore for the first time in the third quarter with an anticipated average grade in 2013 of approximately 7.9 grams per tonne. Approximately 46% of production is expected to come from Zone 113; 22% from Zone 118; 13% from the Lower Inter Zone; and the residual 19% coming from the smaller zones and development material. Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs are anticipated to gradually decrease to US$700 per ounce in the second half of 2013 and average US$810 per ounce for the full year. Onsite mining, milling and administration costs are expected to average $170 per tonne in 2013, up by approximately 21% from 2012 costs as a result of the impact of fixed operating costs on lower ore throughput, higher stope preparation costs, and industry wide inflationary cost pressures, gradually trending down to $155 per tonne in the second part of the year.

CAPITAL EXPENDITURES

Capital expenditures at Casa Berardi are estimated to total $102.3 million in 2013, comprised of the following:

2013 Budget
(in millions of Canadian dollars)

Sustaining Capital Expenditures
Mining development	$ 24.4
Shaft deepening	19.3
Paste backfill plant	7.8
Property, plant and equipment	11.1
Infill and exploration drilling	4.1
Drill extensions of the East Mine open pit	1.2
Wet shotcrete plant	0.6
Miscellaneous projects	0.8

New Capital Projects
Development of East Mine open pit(1)	26.0
Principal Zone development	7.0
33.0
Total	$ 102.3

Note: (1) Subject to further studies and permitting

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deepening of the West Mine production shaft continues at a budgeted cost of $19.3 million in order to provide access to the lower portions of the 113, 118 and 123 Zones. The shaft, currently at a depth of 965 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123. The shaft deepening is expected to be completed near the end of 2013 and commissioned by the first quarter of 2014.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $11.1 million. A further $7.8 million will be invested to complete the construction of a paste backfill plant and $7.0 million for the development of the Principal Zone from the 280 metre level.

Subject to further studies and permitting, $26 million is budgeted in 2013 to begin the excavation of the East Mine open pit with the objective of commencing production from the pit by early 2014. A review and update of the prefeasibility study done by BBA on the East Mine Open Pit is underway. The block model is being revised and the mandate to commence additional geotechnical studies has been awarded. The implication of the presence of underground openings of the East Mine will also be subject to further studies. Permitting for the operation of a rock quarry, road construction and relocation, wood clearing and excavation of the open pit has been initiated with excavation of the surface overburden planned to start during the third quarter of 2013. The mining approach including mining rate and unit costs is also under review.

EXPLORATION

In 2013, it is expected that $5.2 million will be invested on exploration at Casa Berardi which will include approximately 58,000 metres of surface and underground diamond drilling. Up to three surface and five to seven underground drill rigs will be active during the course of 2013. Aurizon expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Surface exploration will include testing the South domain of Zone 123 to investigate extensions of known mineralization.

Underground rigs will primarily focus on definition drilling of Zones 113, 118, 123, and the Principal Zone. In addition, exploration drilling from underground will be performed on the Cherty Zone 159.

EXPLORATION FOCUS FOR 2013

ADVANCED STAGE GOLD DEVELOPMENT PROPERTY – HEVA AND HOSCO WEST EXTENSION AREAS

An initial $1.5 million exploration program, consisting of 10,000 metres of surface drilling was initiated during Q1’13 with an objective to fill the gap on sections outside of the core of Heva. Additional drilling of the down-dip extensions on Heva and Hosco West will permit the evaluation of conceptual mining and economic studies; metallurgical test-work is planned for later in 2013. With the 2012 drill program at Heva now completed, it is intended that an in-pit and underground mineral resource estimate will be completed by the end of Q2’13.

DUVAY PROPERTY

A total of 5,721 metres of drilling was completed at the Duvay property during Q1’13. In March 2013, the Company terminated its related option agreement with Tres-Or Resources Ltd.

MARBAN PROPERTY

An updated mineral resource estimate on the Phase II drilling completed in August 2012 is in progress and is expected to be completed by the end of Q2’13. Following the updated mineral resource estimate the Company will review and evaluate a Phase III drill program.

Pursuant to an option agreement, Aurizon may earn up to a 65% interest in the Marban property, which comprises 42 mining claims and 3 mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

LIQUIDITY

BALANCE SHEET

The Company held $188.8 million of cash and cash equivalents as at March 31, 2013, a $15.4 million decrease from the $204.2 million balance as at December 31, 2012. In Q1’13, positive cash flows from operating activities of $5.8 million and financing activities of $0.3 million were more than offset by $21.7 million of investing activities, as described below.

Net working capital, calculated as total current assets less total current liabilities, was $197.3 million as at March 31, 2013 compared to $204.6 million as at December 31, 2012.

The Company held no financial debt as at March 31, 2013.

CASH FLOW FROM OPERATING ACTIVITIES

The Company generated $5.8 million of cash flow from operating activities in Q1’13, $2.1 million higher when compared to Q1’12. The increase is due to a $7.4 million difference in the non-cash working capital change, partially offset by a $5.3 million reduction in net profit after adjustments for non-cash items.

The $7.4 million difference in the non-cash working capital change is primarily due to the $12.9 million increase in non-cash working capital during Q1’12 being influenced by a significant payment of taxes owed in respect of 2011.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The $5.3 million reduction in net profit after adjustments for non-cash items is mostly due to fewer gold ounces sold at higher total cash costs per ounce and $5.4 million of corporation transaction costs in Q1’13, partially offset by a $4.8 million decrease in total exploration costs, as compared to Q1’12.

CASH FLOW FROM INVESTING ACTIVITIES

Investing activities, primarily related to capital expenditures at the Casa Berardi mine, totalled $21.7 million in Q1’13 compared to $20.5 million in Q1’12.

Capital expenditures at the Casa Berardi Mine totalled $19.6 million in Q1’13, and were comprised mainly of $7.8 million on mining development and exploration activities, $3.0 million on the shaft deepening, $3.1 million on the paste backfill plant, $1.6 million on the East Mine open pit and $1.7 million on machinery and equipment. In Q1’12 the comparable total was $15.2 million, of which $12.4 million was on sustaining capital and development and $2.8 million was on exploration activity.

In addition to capital expenditures, the Company’s investing activities for Q1’13 also included $2.1 million for reclamation deposits. In Q1’12, the Company’s investing activities also included $1.2 million for reclamation deposits, $30 thousand for mineral property option payments and $4.0 million held in escrow.

CASH FLOW FROM FINANCING ACTIVITIES

Financing activities, related to the issuance of shares upon the exercise of stock options, resulted in cash inflows of $0.3 million in Q1’13, compared to $2.3 million in Q1’12.

CONTRACTUAL AND OTHER OBLIGATIONS

There have been no material changes to the Company’s significant contractual and other obligations as disclosed in its MD&A for the year ended December 31, 2012.

CAPITAL RESOURCES

CREDIT FACILITY

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements. The facility has three financial covenants including a leverage ratio, a tangible net worth calculation, and a mine coverage ratio. These covenants were met for the three months ended March 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements to report.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has no transactions between related parties to report.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions. Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated primarily in Canadian dollars. As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk. By entering into agreements to convert U.S. dollars to Canadian dollars at fixed prices, the Company can reduce its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The Company is not currently using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

OUTSTANDING SHARES

As of May 14, 2013, Aurizon had 164,838,377 common shares issued and outstanding and 10,167,500 incentive stock options outstanding and exercisable into common shares at an average price of $5.37 per option.

COMMON SHARES
	March 31, 2013	December 31, 2012
Issued, period end	164,665,627	164,562,827
Fully-diluted, period end	175,023,502	175,063,502
Issued, period weighted average	164,597,094	164,168,819

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NON-GAAP MEASURES

In addition to GAAP measures presented in the Company’s unaudited interim financial statements prepared under IFRS, the Company and certain investors utilize non-GAAP financial measures in evaluating operating performance. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. The following table provides a reconciliation of non-GAAP financial measures to revenue, cost of sales and net profit as reported in the unaudited interim statements of comprehensive income.

RECONCILIATION OF NON-GAAP MEASURES

	Unit of		Three months ended March 31,
	Measure	Reference	2013	2012
Revenue	C$'000		43,245	56,753
Less: Silver by-product credits			(181)	(293)
Gold sales revenue	C$'000		43,064	56,460
Realized US$/C$ exchange rate			1.014	1.000
Gold sales revenue	US$'000	A	42,481	56,438

Cost of sales	C$'000	B	30,539	30,822
Less: Depreciation and amortization		C	(8,905)	(7,798)
Less: Silver by-product credits			(181)	(293)
Cash operating costs	C$'000	D	21,453	22,731
Average US$/C$ exchange rate		E	1.008	1.001
Cash operating costs	US$'000	F	21,276	22,703

Gold ounces sold	Ounces	G	26,200	33,364
Tonnes milled	Tonnes	H	132,318	164,728
Inventory adjustment to Cost of sales (1)	C$'000	I	2,105	2,031

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
Net profit (loss) for the period	C$'000		(2,936)	8,263
Depreciation and amortization			8,947	7,841
Finance income			(514)	(572)
Finance costs			203	222
Income and resource tax expense			1,711	6,634
EBITDA	C$'000		7,411	22,388
Corporate transaction costs			5,371	-
Share-based compensation from accelerated vesting			1,989	-
Mineral property impairment			1,000	-
Adjusted EBITDA	C$'000		15,771	22,388

Unit Non-GAAP Measures:
Realized gold price	US$/ounce	A÷G	1,621	1,692
Total cash costs	US$/ounce	F÷G	812	681
Operating profit margin	US$/ounce		809	1,011

Total cash costs	US$/ounce	F÷G	812	681
Depreciation and amortization	US$/ounce	(C÷G)÷E	337	234
Total production costs	US$/ounce		1,149	915

Unit mining costs	C$/tonne	(B+C+I)÷H	179	152

Note: (1) This inventory adjustment in the calculation of unit mining costs reflects production costs associated with unsold gold bullion and ore inventory.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

The Company is exposed to many risks and uncertainties in conducting its business including, but not limited to: gold price volatility; risks related to production and operations including the price and availability of commodities and resources, ground instability, flooding, personal injury or death, and damage or destruction to mineral properties or production facilities; uncertainty in estimating mineral reserves and mineral resources; foreign exchange and currency fluctuations; government regulation and permit risks; environmental risks; and risks related to relations with employees. These and other risks are described in the Company’s Annual Information Form and the Audited Annual Financial Statements for the year ended December 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of risks and uncertainties inherent in the Company’s business.

There have been no changes in the Company’s risks and uncertainties during the three month period ended March 31, 2013 from those described in the 2012 annual financial statements and 2012 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements include critical accounting estimates made by management. Management is required to make various assumptions about matters that are highly uncertain at the time accounting estimates are made; the use of different assumptions could have a material impact on the Company’s financial condition and performance. These critical accounting estimates are described below.

MINERAL RESERVES

The Company’s estimate of recoverable proven and probable gold reserves is critical in assessing potential impairment of mining properties as well as in determining depreciation and amortization charges for certain assets under the units-of-production method.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses its mining properties and property, plant and equipment for indicators of impairment at the end of each reporting period. An impairment loss is recognized in the statement of comprehensive income when the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less costs of disposal and its value in use. In determining the recoverable amount of an asset, management make estimates related to future cash flows and discount rates, and in certain cases, estimates of fair value less costs of disposal. Estimated future cash flows are based on expected future production, metal selling prices, foreign currency exchange rates, operating costs and capital costs. Estimated discount rates are based on market assessments of the time value of money and the risks specific to the asset being assessed. The Company had property, plant and equipment assets of $212.7 million recorded as of March 31, 2013.

ASSET RETIREMENT OBLIGATIONS

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. Restoration activities include dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and reclamation and re-vegetation of affected areas. At each reporting date, asset retirement obligations are re-measured to reflect changes, if any, to management estimated discount rates and timing or amount of the costs expected to be incurred. Re-measurements are reflected as adjustments to the corresponding asset and retirement obligation, with associated changes occurring to future amortization and accretion expenses. The Company had asset retirement obligations of $15.9 million recorded as of March 31, 2013.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NEW AND AMENDED ACCOUNTING STANDARDS

The Company adopted the following accounting standards for its financial year beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial statements. Adoption of IFRS 10 did not have a significant impact on the Company’s financial statements.

IFRS 11 Joint Arrangements requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under prior IFRS, entities had a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. Adoption of IFRS 11 did not have an impact on the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure that addresses the nature of, and risks associated with, an entity’s interests in other entities. Adoption of IFRS 12 did not have an impact on the Company’s financial statements.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under prior IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and did not always reflect a clear measurement basis or consistent disclosures. Adoption of IFRS 13 did not have an impact on the Company’s financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associates with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset. Adoption of IFRIC 20 did not have an impact on the Company’s financial statements.

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in other comprehensive income into two groups, based whether or not items may be recycled in the future. Entities that choose to present items in other comprehensive income on a pre-tax basis will be required to show the amount of tax related to the two groups separately. The Company has complied with the requirements set out in the amended standard.

The Company expects to adopt the following accounting standard for its financial year beginning on January 1, 2015:

IFRS 9 Financial Instruments, issued in November 2009 and effective years beginning on or after January 1, 2015, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company expects to adopt this standard for its financial year beginning on January 1, 2015. The Company has not yet evaluated the impact the final standard is expected to have on its financial statements.

CONTROLS AND PROCEDURES

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTES

FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this MD&A is based on information available to the Company as of the date of this MD&A. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs, anticipated ore throughput and grades, timing and estimated costs for the completion of the shaft deepening project at Casa Berardi, estimated timing for the development and mining of the East Mine open pit and Principal areas at Casa Berardi, timing of updated resource estimates for the Marban project, Arrangement Agreement with Hecla Mining Company, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the anticipated conversion of mineral resources to mineral reserves and the timing thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this MD&A, the most recent technical reports for the Company’s properties and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to the U.S./Canadian dollar exchange rate, gold price per ounce, anticipated fuel prices, anticipated prices and availability of hydro-electric power, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, that the Arrangement Agreement with Hecla Mining Company will be completed, the availability of an experienced workforce and suppliers for projects, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labour disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development or production will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO

Ian S. Walton, Executive Vice President & CFO

Suite 1120, Cathedral Place, 925 W. Georgia Street

Vancouver, BC V6C 3L2

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)

Investor Relations: jennifer.north@aurizon.com

Email: info@aurizon.com Website: www.aurizon.com

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